UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 20, 2017	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

BHP Economic Contribution Report 2017

We have a long-standing commitment to transparency. We are proud of the value we generate and how this contributes to building trust with the communities in which we operate. In this Report Chief Financial Officer’s Introduction 2 Tax and our 2017 Financial Statements 20 FY2017 Total economic contribution 3 Basis of Report preparation 21 Our contribution throughout the value chain 6 Glossary 22 Approach to transparency and tax 9 Independent auditor’s report to the Directors Our payments to governments 14 of BHP Billiton Plc and BHP Billiton Limited 23 Corporate Directory 24 BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Nova South, 160 Victoria Street London SW1E 5LB United Kingdom. Each of BHP Billiton Limited and BHP Billiton Plc is a member of the Group, which has its headquarters in Australia. BHP is a Dual Listed Company structure comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP. The headquarters of BHP Billiton Limited and the global headquarters of the combined Group are located in Melbourne, Australia. The headquarters of BHP Billiton Plc are located in London, United Kingdom. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the Group as a whole. In this Report, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Billiton Limited, BHP Billiton Plc and, except where the context otherwise requires, their respective subsidiaries.

BHP Our Charter Weare BHP, a leading global resources company. Our Purpose Our purpose is to create long-term shareholder value through the discovery,acquisition, development and marketing of natural resources. Our Strategy Our strategy is to own and operate large,long-life, low-cost,expandable, upstream assets diversified by commodity,geography and market. Our Values Sustainability Putting health and safety first, being environmentally responsible and supporting our communities. Integrity Doing what is right and doing what we say we will do. Respect Embracing openness,trust, teamwork,diversity and relationships that are mutually beneficiaL Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our efforts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments. We are successful when: Our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our teams are inclusive and diverse. Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed. Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment. Andrew Mackenzie Chief Executive Officer May2017 BHP Economic Contribution Report 2017 1

Chief Financial Officer’s Introduction I am pleased to introduce BHP’s Economic Contribution Report for 2017. We have a long-standing commitment to transparency. We first disclosed details of our tax and royalty payments in 2000 and we have continually updated and expanded our disclosure in the years since. As in prior years, this Report discloses the taxes and royalties we paid on a country-by-country and project-by-project basis in FY2017. This year, we also disclose our total direct economic contribution on a country-by-country basis. We are proud of the value we generate and how this contributes to building trust with the communities in which we operate. The economic contribution we make is an important part of this. Our total direct economic contribution for FY2017 was US$26.1 billion. This includes payments to suppliers, wages and employee benefits, dividends, taxes and royalties, and US$72.9 million voluntarily invested in social projects across our host communities. In FY2017, our total tax, royalty and other payments to governments were US$4.7 billion. In addition, in Australia we anticipate making final corporate income tax payments in CY2017 of approximately US$1.2 billion relating to FY2017 income. This will increase our total payments to governments for FY2017 to US$5.9 billion. During the last decade, we paid US$84 billion globally in taxes, royalties and other payments, including US$60 billion (A$66 billion) in Australia. Communities and governments around the world are focused on whether multinational companies pay their fair share of tax. We are one of the largest taxpayers in Australia and Chile. In FY2017, our global adjusted effective tax rate was 34.0 per cent, which is in line with our average effective tax rate over the past decade of 33.4 per cent. Once royalties are included our FY2017 rate increases to 44.0 per cent. This significant contribution of taxation and royalty revenue to the countries in which we operate gives governments the opportunity to provide essential services to their citizens and invest in their communities for the future. Our investment in those economies creates high-paying jobs, both directly within our assets and indirectly through our suppliers, which supports the standard of living and further development of those communities. In FY2017, we paid US$13.6 billion to over 10,000 suppliers across the globe, with US$3.0 billion paid to local suppliers in the communities in which we operate. Importantly, we also create value for our shareholders, lenders and other investors through the returns we provide, such as dividends. To best support economic growth, create jobs and ensure fair distribution of wealth, tax systems should be effective, efficient and competitive. Tax regimes should balance returns to the community with incentivising investment, through appropriate sharing of returns between governments and investors. Investment requires internationally competitive tax regimes that support the development of new projects, particularly those that are capital intensive and geologically challenging. For a business such as ours, that invests over generations, that also means we need stability of tax regimes. We make multi-billion dollar investments that rely on returns in 10, 20 or 30 years’ time. Our assessment of the stability of a tax regime of a particular country is a critical factor in these investment decisions. Where stability is uncertain, the risks to returns on our upfront investments increase and we will require higher returns to invest. Where the risks are too high, we will not invest. We also believe it is critical the public has confidence in the integrity and administration of tax systems. We are a leader in transparency, which remains a key factor in helping to build public trust. This Report includes information, which we are disclosing on a voluntary basis, such as detailed information about our limited use of companies in ‘low-tax’ jurisdictions and complies with the Australian Voluntary Tax Transparency Code. We are proud to have received recognition for our corporate transparency from the Building Public Trust in Corporate Reporting Awards 2016. We also support measures such as the Organisation for Economic Co-operation and Development’s Base Erosion and Profit Shifting action plan, which assist to curb aggressive tax planning. We look forward to presenting this Report to our stakeholders and communities where we operate, and continuing to make a positive contribution. Peter Beaven Chief Financial Officer Building Public Trust US$26.1 billion US$4.7 billion in Corporate Awards 2016 Reporting Total economic contribution Total payments to governments Highly commended for Tax Reporting in FTSE 350 Extractives 2 BHP Economic Contribution Report 2017

FY2017 Total economic contribution US$26.1 billion total contribution 34.0% global adjusted effective tax rate $ through payments to suppliers, wages and employee benefits, dividends, 44.0% once royalties taxes and royalties are included US$4.7 billion globally in taxes, royalties and other payments to governments 34.5% Australian adjusted effective $4.7 tax rate billion We anticipate making final corporate income tax payments in CY2017 of approximately US$1.2 billion relating to FY2017 income. This will 46.1% once royalties increase our total payments to governments for FY2017 to US$5.9 billion are included A$66 billion (US$60 billion) US$3.8 billion Australian taxes and royalties paid in Australian taxes, over last 10 years royalties and other payments to governments $66 billion We anticipate making final corporate income tax payments in CY2017 of approximately US$1.2 billion relating to FY2017 income. This will BHP remains one of the largest increase our total Australian payments to governments taxpayers in Australia for FY2017 to US$5.0 billion BHP Economic Contribution Report 2017 3

FY2017 Total economic contribution


Australia
US$ 15.0b
Chile
US$ 4.2b
United States
US$ 3.1b
United Kingdom
US$ 1.5b
Rest of the world
US$ 2.2b

Payments to governments · Payments to suppliers · Payments to employees · Payments to shareholders, lenders and investors · Social investment

Country	Payments to governments US$M (1)	Payments to suppliers US$M	Payments to employees US$M	Payments to shareholders, lenders and investors US$M	Social investment US$M (2)	Total economic contribution US$M
Australia	3,793.4	6,959.9	2,430.5	1,790.2	38.0	15,012.0
Chile	346.8	3,272.0	511.0	76.7	17.5	4,224.0
United States	261.4	1,673.7	471.9	681.6	8.3	3,096.9
United Kingdom	18.6	61.7	15.4	1,439.3	–	1,535.0
Brazil	102.5	25.3	9.6	1.9	–	139.3
Canada	30.1	93.2	28.9	0.6	2.0	154.8
Trinidad and Tobago	28.3	175.3	6.2	1.6	0.2	211.6
Other countries	120.2	1,377.1	148.7	32.1	1.9	1,680.0
BHP Billiton Foundation	–	–	–	–	5.0	5.0
Total	**4,701.3**	**13,638.2**	**3,622.2**	**4,024.0**	**72.9**	**26,058.6**
Equity Accounted Investments						
Colombia	483.9	–	–	–	2.0	485.9
Peru	456.5	–	–	–	4.9	461.4
United States	–	–	–	–	0.3	0.3
Total including Equity Accounted Investments	5,641.7	13,638.2	3,622.2	4,024.0	80.1	27,006.2

(1) Payments to governments have been prepared on the basis set out in 'Basis of report preparation' section.
(2) Social investment spend shown for equity accounted investments is BHP's ownership interest share.

4 BHP Economic Contribution Report 2017

Summary of payments made

BHP's contribution to the global economy is significant.

We paid US$4.7 billion globally in taxes, royalties and other payments to governments in FY2017. Our global adjusted effective tax rate was 34.0 per cent. Including royalties, this increases to 44.0 per cent. This significant source of taxation revenue enables governments to provide essential services to their citizens and invest in their communities for the future.

Our investment in economies also creates capital inflows and high-paying jobs within our operations and throughout the supply chains. In addition, we create value for our shareholders, lenders and investors. In FY2017, our total direct economic contribution was US$26.1 billion, including payments to suppliers, wages and employee benefits, dividends, taxes and royalties, as well as voluntary social investment across our host communities.

In addition to our direct economic contribution, we invested US$4.6 billion of capital into our business through the purchase of property, plant and equipment and expenditure on exploration. During FY2017, we also decreased our gross debt by US$5.9 billion primarily through the repayment of senior debt and a bond repurchase program.

Suppliers

Payments made to our suppliers for the purchase of utilities, goods and services (1)

US$13.6b

Employees

Employee expenses for salary, wages and incentives (1)

US$3.6b

Shareholders, lenders and investors

Dividend payments

Interest payments

US$4.0b

Total payments to governments

Income taxes

Royalty-related income taxes

Royalties

Other payments to governments

US$4.7b

Social investment (2)

Cash and administrative costs

Funds transferred to the BHP Billiton Foundation

US$72.9m

=

Total economic contribution

US$26.1b

Figures are rounded to the nearest decimal point.

(1) Calculated on an accrual basis.

(2) Social investment target is one per cent of pre-tax profits invested in community programs, including cash and administrative costs, calculated on the average of the previous three years' pre-tax profit. Priorities and focus areas are outlined in our Social Investment Framework, detailed in our Sustainability Report 2017. Additional social investment of US$7.2 million (BHP Share) was made by our Equity Accounting Investments for a total social investment of US$80.1 million.

BHP Economic Contribution Report 2017 5

Our contribution throughout the value chain BHP produces commodities that help improve the quality of life of billions of people around the world. The scale and long-term nature of our operations enable us to generate considerable value in the countries in which we operate. We create value for our shareholders and the broader community at each step in our value chain, supporting improvements in the standard of living in the communities in which we operate. Value is created through generating jobs, purchasing goods and services, paying taxes, royalties and other payments to governments and the contributions (such as donations) we make to our host communities. Value is also created for our shareholders, lenders and investors, including pension and superannuation funds. In this way, we are aligned with the interests of the communities in which we operate: our success is shared. BHP operations Evaluation Development Extraction Rehabilitation and exploration and processing and closure and Payments contractors to suppliers Capital expenditure Net taxes profits paid – corporate and Payments contractors to suppliers Wages paid to employees and Payments contractors to suppliers Royalties paid from extraction Corporate taxes paid if alternative revenue streams and Permits, employment licence fees taxes Wages paid to employees Payments and contractors to suppliers from post-mining land use Employment and sales taxes, are found No royalties or corporate tax import duties Wages paid to employees Lower employment and No royalties or corporate tax Employment and sales sales taxes taxes, import duties Low or no royalties Marketing and Supply Payments to suppliers and contractors Wages paid to employees Corporate, employment and sales taxes, import duties 6 BHP Economic Contribution Report 2017

Evaluation and exploration Evaluation and exploration work is largely about creating the potential for future value. Payments to governments during the exploration phase are usually relatively low, reflecting the high levels of investment and risk of this work. Permits, licence fees and employment taxes make up the majority of payments to governments. Contributions to the community include payments to suppliers and contractors for any construction or excavation and wages to employees (often for highly skilled and specialist roles such as geologists, metallurgists and environmental scientists). Development Development involves construction of facilities, excavation and any supporting infrastructure that is required. This can extend to construction of whole towns, including schools, medical facilities and recreation areas. More jobs are created, both directly in construction and more broadly through the provision of goods and services to the site and workforce. Payments to governments are largely in the form of indirect taxes (such as goods and services taxes or excise fees) on equipment and materials, and employment taxes. Extraction and processing Once extraction begins, royalties and resource taxes begin to be paid. Employment taxes increase as the operating workforce commences. Corporate income tax may also begin; however, this is often lower in the early years of an operation as tax losses from the construction phase are offset against income. Over the life of the operation, payments to governments will be significant and can often equal as much as 50 per cent of profit. Payments to shareholders, lenders and investors also increase as income from operations is generated. As we invest in long-term assets, we also create high-value, long-term job opportunities and build strong relationships with communities, suppliers and contractors. Rehabilitation and closure Land no longer required for operations is rehabilitated, taking into account regulatory requirements and community expectations. Rehabilitation activities are often interwoven with the continuing development of nearby operations. Payments to government will be lower, as will employment and payments to suppliers and contractors, but post-mining land uses may generate new revenue streams for BHP and the local community. Marketing and Supply We sell and transport our products and obtain the goods and services that flow into our supply chain. Contributions include payments to suppliers, with a significant proportion of spending directed to businesses in the communities in which we work. We also employ over 1,300 people globally. The contribution of our other businesses is enhanced by the activities of Marketing and Supply: Marketing maximises the prices received for the sale of our products and Supply ensures our unit costs are competitive, maintaining the sustainability of our operations. BHP Economic Contribution Report 2017 7

Our contribution throughout the value chain Caval Ridge case study Construction Production US $ FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 Payments to suppliers Payments to employees Income tax Royalties Development capital Caval Ridge is a high-quality, hard coking coal mine located in Central Queensland, Australia. It is owned and operated by the BHP Billiton Mitsubishi Alliance (BMA), Australia’s largest coal producer and supplier of low-cost, high-quality seaborne metallurgical coal. BMA is owned 50:50 by BHP and Mitsubishi Development Pty Ltd. Construction began in 2012 with the installation of a coal handling and preparation plant (CHPP) and the development of the mine. Infrastructure and facilities developed for the mine’s operations include roads, rail loop, dams, administrative buildings, water and waste water treatment plants. Construction costs were US$3.4 billion, including engineering costs, equipment purchases, local services and construction labour. Over 2,000 jobs were created at the peak of construction. Production began in October 2014. Caval Ridge is an open-cut mine with coal uncovered by a combination of draglines and truck and shovel fleets. Coal is mined using excavators and loaders. In FY2017, the mine produced approximately 7 million tonnes of coal and processed approximately 2 million additional tonnes from Peak Downs. It is expected to operate for approximately 30 years. Around 1,000 people are employed to operate the mine. They are housed in BMA’s nearby Buffel Park accommodation. The Caval Ridge Southern Circuit project was approved in April 2017, for an incremental capital cost of US$204 million. The project will deliver an overland conveyor system to transport additional coal from Peak Downs, increasing throughput at the CHPP to its 10 million tonnes per year capacity. This will create up to 400 new construction jobs and approximately 200 ongoing operational roles. Coal is transported by rail to BMA’s Hay Point Coal Terminal (south of Mackay) and from there it is shipped to customers around the world. Approximately one third of BHP’s metallurgical coal production is sold to India, a quarter to China and a fifth to Japan, Korea and Taiwan combined. Since commencing operations, Caval Ridge has paid nearly US$200 million in royalties to the Queensland Government and incurred more than US$150 million of Australian corporate income tax expense. Caval Ridge’s economic contribution to the Queensland and broader Australian communities is significant. Payments to employees delivered approximately US$85 million in FY2017, dispersed across the Queensland economy. In addition, Caval Ridge paid approximately US$300 million in FY2017 to our suppliers for the services and materials required to operate the mine. 8 BHP Economic Contribution Report 2017

Approach to transparency and tax Our tax principles Our Charter and our Code of Business Conduct define how we work at BHP. Our Charter describes our purpose and values and how we measure our success. It is the single most important means by which we communicate who we are, what we do and what we stand for, and is the basis for our decision-making. Supporting Our Charter is our Code of Business Conduct, which helps guide our daily work. It demonstrates how we practically apply the commitments and values set out in Our Charter. Our approach to tax is underpinned by Our Charter and our Code of Business Conduct and is embodied in our global tax principles. The Risk and Audit Committee of the BHP Board endorsed these principles in FY2016. From FY2018, the Committee will seek assurance each year that we have adhered to our tax principles. The six principles set out below govern our global approach to tax: Transparency We are transparent about the taxes and royalties that we pay to governments because we believe that openness allows our shareholders, employees, contractors, partners, customers and communities to understand the contribution we make and have a greater ability to assess the integrity of the tax systems in the countries in which we operate. Corporate citizenship We act with integrity when engaging with revenue authorities to support positive and sustainable relationships. Where possible, for the purposes of obtaining certainty of our tax positions, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis. Risk management We are committed to strong governance. We seek to identify, assess, control and report and governance tax risks in accordance with our global risk management framework. Risks identified as material are reported to the Risk and Audit Committee. Business rationale Our transactions have proper commercial purposes and economic rationale. We locate business activities where value is optimally created. We seek to have a tax charge that contributes to superior business performance and delivers long-term shareholder value. Accordingly, we do not engage in aggressive tax planning. Compliance We respect and comply with the laws of the jurisdictions in which we operate. We meet all of our tax compliance obligations on time. Our tax obligations include pricing transactions in our global value chain according to where value is created, and economic activity occurs, in compliance with the Organisation for Economic Co-operation and Development (OECD) guidelines, and based on the arm’s length principle. Advocating reform We support simple, stable and competitive tax rules and the principle that the taxing rights of countries should be commensurate with where the economic activity occurs. We engage in the reform process of international tax rules (including transfer pricing) and local tax rules in the jurisdictions in which we operate. We do this because we believe that tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and long-term sustainable tax contributions. BHP Economic Contribution Report 2017 9

Approach to transparency and tax

Our commitment to transparency

We are proud to be a leader in transparency and have a long-standing record in that regard. We first disclosed our aggregate payments of taxes and royalties in 2000. Since then, the detail of our disclosure in relation to payments to governments has continually increased to where we are today – disclosing in this Report our payments to governments on a country-by-country and project-by-project basis together with additional voluntary disclosure.

Being open about the taxes and royalties we pay to governments is in the best interests of our shareholders, employees, customers and the communities in which we operate. Transparency allows for an informed debate on the integrity of tax regimes and the contribution we do – and should – make in the countries in which we operate.

We are proud to be a leader in transparency, having disclosed our aggregate payments of taxes and royalties since 2000.

We are represented on the Board of the Extractive Industries Transparency Initiative (EITI), whose 2016 Standard requires the 52 EITI implementing countries to develop 'road maps' towards the establishment of Beneficial Ownership Registers.

This Report and global tax and payments to governments transparency requirements

This Report complies with a number of different tax transparency regimes. The information on our payments to governments on pages 14 to 19 is set out in accordance with the UK Regulations, which implement the EU Accounting Directive. By issuing this Report, we comply with the Australian Voluntary Tax Transparency Code.

Beyond these requirements, we voluntarily disclose our total direct economic contribution on a country-by-country basis. We also provide details of each of our subsidiaries in 'tax haven' countries.

The future of global tax transparency

To be meaningful, information and data should be disclosed in a format that is accessible and easy to understand. To this end, we support the establishment of a globally consistent regulatory disclosure framework, including equivalency provisions between jurisdictions. This would create a consistent basis for companies to disclose payments to governments, minimise compliance costs and make it easier for stakeholders to compare information between jurisdictions, sectors and companies. We remain concerned that the number and variety of local disclosure initiatives introduced in recent years will result in unhelpful complexity and we will continue to engage with governments and regulators to move towards global consistency.

We support public disclosure of beneficial ownership, to make sure assets and income are fully disclosed and tax laws can be enforced.

We also support the introduction of public disclosure requirements relating to beneficial ownership (the ultimate holder of the benefits of ownership of a company). This is because disclosure of beneficial ownership is an important element in making sure assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities to promote compliance with taxation laws. BHP has advocated for the establishment of public beneficial ownership registers and participated in a range of public policy forums to achieve that goal, such as OpenOwnership. OpenOwnership is the first public, open, global database of company ownership information and provides public access to information on who owns 1.9 million companies in 24 countries. We are members of OpenOwnership's Private Sector Advisory Group and encourage our suppliers and partners to make disclosures in that forum, helping to grow ownership transparency into a global norm.

International tax policy

To best support economic growth, create jobs and ensure fair distribution of wealth, tax systems should be sustainable, efficient and competitive.

To this end, tax systems should balance the need for appropriate returns to governments and the community with incentivising investment. In order to attract investment, tax systems should be internationally competitive and stable. One of the key factors influencing the international competitiveness of a country's tax regime is its corporate tax rate. In Australia, we support the reduction in the corporate tax rate from 30 per cent to a rate that is closer to the OECD average (of 25 per cent). The tax costs of a project are one of the key factors we take into account in assessing whether to invest in that project. Over the next 10 years, there are potential new BHP investments of US$25 billion that could be made in Australia and that have the potential to generate US$45 billion in additional taxes and royalties over a 20-year period.

To best support economic growth, create jobs and ensure fair distribution of wealth, tax systems should be sustainable, efficient and competitive.

Under our capital allocation framework, these investments will only occur where returns are sufficient to attract capital as compared against returns from our global portfolio of investment options and also against making additional returns to shareholders.

Another key factor influencing the international competitiveness of a country's tax regime is the mix of taxes imposed. We support the view of the OECD that a country's tax mix should minimise distortions to business investment decisions and raise revenues from the taxes that do the least damage to economic efficiency and growth. This means more reliance on efficient taxes such as indirect and land taxes, and less on capital and income taxes which can distort investment decisions.

For a business such as ours, which invests over generations, we want to know that the returns we will realise in 10, 20 or 30 years' time will be commensurate with the risks we take in investing our shareholders' money now. Our assessment of the stability of tax regimes is a critical factor in assessing the risks associated with particular projects.

10 BHP Economic Contribution Report 2017

Our operations in low-tax jurisdictions

We locate our business activities where value is created and do not engage in aggressive tax planning. We currently have nine subsidiaries in 'tax haven' countries (as identified by the European Commissioner in June 2015), which are listed in the table below. These were acquired for a variety of different reasons, such as part of a historic broader acquisition or to take advantage of a strong insurance regulatory regime.

Close to 100 per cent of the income of five of these companies is taxed in another jurisdiction (United Kingdom, Australia or United States). In addition, all of the subsidiary companies of BHP are subject to the controlled foreign company tax rules of either Australia or the United Kingdom.

Intra-group transactions

We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia, as part of our corporate tax returns, we lodge detailed International Dealings Schedules, which quantify, by type, the transactions between the entities of our Australian tax consolidated groups and offshore related parties.

We will comply with the new country-by-country (CbC) reporting requirements in each of the countries in which we operate. For example, in Australia, we will lodge our transfer pricing documentation and CbC report in respect of FY2017, in accordance with the Australian Taxation Office's requirements. This information will provide tax authorities with details of how we operate our business and conduct our tax affairs around the world. Consistent with our commitment to transparency, we have also voluntarily included information about material transactions between companies in BHP.

Name	Incorporation		Income taxed in another country	Nature of activities [1]
	Jurisdiction	Year		
BHP Billiton UK Holdings Limited	British Virgin Islands [2]	2004	UK [3]	Holding company
BHP Billiton UK Investments Limited	British Virgin Islands [2]	2004	UK [3]	Holding company
Stein Insurance Company Limited	Guernsey	1991	UK up until 30 June 2013 [4]	Insurance
Global BHP Copper Ltd	Cayman Islands	1994	US [5]	Holding company (legacy)
RAL Cayman Inc	Cayman Islands	1986	–	Holding company (legacy)
Riocerro Inc	Cayman Islands	1991	–	Holding company (legacy)
Riochile Inc	Cayman Islands	1991	–	Holding company (legacy)
Marcona International S.A.	Panama	1953	US [6]	Holding company (liquidation planned)
BHP Petroleum (Tankers) Limited	Bermuda	1990	Australia [3]	Ownership of LNG Tankers

(1) Holding companies hold shares in other subsidiary companies. Legacy holding companies joined the Group through historic broader acquisitions.

(2) The incorporation of these holding companies in the British Virgin Islands at that time provided greater flexibility in relation to the payment of distributions for corporations law purposes.

(3) These companies are tax-resident in either the United Kingdom or Australia and have been since incorporation. This means all their worldwide income is subject to taxation in the United Kingdom or Australia at the normal corporate tax rates as the income is earned (not when it is repatriated).

(4) The income of Stein Insurance Company Limited was taxed under the UK-controlled foreign company rules until 30 June 2013, when those rules changed. Further details regarding Stein Insurance Company are included in the 'Guernsey insurance company' section below.

(5) This company is subject to taxation under the US-controlled foreign company rules. In FY2017, all of its income was subject to taxation in the United States as the income was earned (not when it was repatriated).

(6) The type of income this company normally earns is subject to taxation under the US-controlled foreign company rules. In FY2016, all of its income was subject to taxation in the United States as the income was earned (not when it was repatriated). In FY2017, along with the normal type of income subject to taxation as earned, an uncommon distribution was made by this company out of historic earnings and was subject to US income tax when it was repatriated.

We regularly review our Group structure with a view to liquidating any subsidiary companies that are dormant or not otherwise required. One of the nine subsidiary companies incorporated in low-tax jurisdictions is planned to be liquidated. We also continue to assess the practicalities of liquidating the remaining eight companies or migrating their tax residency to another country (where the income of the company is not currently taxed in another country).

BHP Economic Contribution Report 2017 11

Approach to transparency and tax Our Singapore Marketing business and Australia All the profits made in Australia from the production of commodities are taxed in Australia at the normal Australian corporate tax rate. BHP also pays royalties in Australia in relation to our Australian commodities. Since 2008, we have paid A$66 billion in taxes and royalties in Australia. In addition, 58 per cent of the profits made by our Singapore Marketing business from the sale of our Australian commodities acquired from entities controlled by BHP Billiton Limited are taxed in Australia, at the normal corporate tax rate, under the Australian Controlled Foreign Company rules. This is because our Singapore Marketing business is ultimately owned 58 per cent from Australia and 42 per cent owned from the UK (which reflects the relative values at the time the Dual Listed Company structure was created). The 42 per cent share of the profits that flows to the UK, although fully within the scope of the UK-controlled foreign company rules, is not taxed in the UK due to the particular operation of those rules. Our Marketing business charges our operations in the same way they charge third party businesses: on an ‘arm’s length’ basis. In relative terms, our Marketing profits are small compared with the profits made in Australia from Australian assets. Our main Singapore Marketing business made profits of US$633 million in FY2017. The Australian tax paid on Australian production profits and the Australian ‘top-up’ tax paid on a significant proportion of the profits of our Singapore Marketing business mean that, in total, 97 per cent of all profits derived from the sale of our Australian products are taxed in Australia. The Singapore Government has granted BHP a tax incentive that applies to the income made by the Singapore Marketing business. This is one of a range of incentives that is legislated and open to all taxpayers in Singapore if they can demonstrate significant contribution to the economy and meet the ongoing quantitative and qualitative criteria set by the Singaporean Government. In FY2017, under this incentive we are exempt from paying income tax on our marketing activities. However, with effect from FY2021, we will be subject to corporate income tax at a reduced rate. We currently have a dispute with the Australian Taxation Office (ATO) over the amount of taxes payable as a result of sales of Australian commodities to our Singapore Marketing business dating back to FY2003. The dispute relates to the price at which Australian commodities are sold. As with all disputes over valuation, they can be complex. The dispute is ultimately about what arm’s length parties would have done and paid. BHP has received assessments from the ATO for a period that spans 11 years (FY2003 to FY2013) totalling A$1,016 million (A$661 million of primary tax). The primary tax in dispute represents less than two per cent of the taxes and royalties paid in Australia over that 11-year period. We have made partial payments to the ATO of A$328 million for these assessments in accordance with the ATO’s normal practice in tax disputes. The ATO is also auditing FY2014 to FY2016. BHP does not agree with the ATO’s position. Consequently, we have objected to all of the amended assessments and intend to continue to defend our position, including by initiating court action if necessary. Guernsey insurance company BHP has an internal self-insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of operated assets and our Marketing business. The risks insured are primarily property related. We choose to self-insure these risks because it makes economic sense to do so. Our assets and Marketing businesses pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. For example, in Australia, in FY2016, Olympic Dam received insurance monies (US$185 million) in respect of the Svedala Mill failure. These insurance monies were fully taxable in Australia. The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions. Over the last three years, Stein Insurance Company Limited has made profits, on average, of approximately US$34 million per annum. Financing BHP obtains funding from a number of external sources. For example, designated Treasury companies obtain debt funding from the external market and our Marketing businesses and assets receive proceeds for the sale of our products to customers. These funds may be deployed in a number of different ways; for example, capital investment in our operations, operating expenditure or dividends to our shareholders. To enable this, loans and deposits occur between companies in the Group. The pricing of these arrangements is consistent with the arm’s length principle as set out in the OECD Guidelines. We are transparent with our key tax authorities on our funding arrangements; for example, we are engaging with the ATO as part of the Key Taxpayer Engagement (KTE) approach. We have no current disputes with the ATO or any other tax authority in relation to our financing arrangements. BHP’s Treasury function is located in London and Melbourne. BHP companies that are tax resident in the United Kingdom, United States or Australia provide financing across the Group. Any income, including interest received by the BHP financing companies, is subject to tax in the United Kingdom, United States or Australia at normal corporate tax rates. Intra-group administration and technology BHP is a globally integrated group, with people frequently working together across geographies. This involves entities within the Group providing services to each other. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee. Our key jurisdictions that charge these service fees are Australia, United States, United Kingdom and Singapore. These charges are currently the subject of discussions with tax authorities for the purpose of entering into an agreement that sets out their tax treatment, as noted below (see ‘Tax agreements’). 12 BHP Economic Contribution Report 2017

Relationships with tax authorities Tax authorities conduct assurance on our tax affairs in a number of different jurisdictions around the world. As part of our commitment to corporate citizenship, we maintain positive and sustainable relationships with those authorities and seek to identify and resolve any disagreements on a timely basis. Our risk ratings in the United Kingdom and Australia reflect our size and complexity, our conservative approach to tax, in particular, not engaging in aggressive tax planning, and our openness and transparency in our dealings with revenue authorities. In Australia, we have a ‘Key Taxpayer’ risk rating. This reflects the likelihood of adopting a tax position that the ATO disagrees with (as evidenced by behaviour, approach to business activities, governance and compliance with tax laws) is lower, but the consequences of potential non-compliance are higher (in terms of dollars, relative influence and impact on community confidence). This is the lowest risk rating BHP can possibly achieve given our scale. BHP is part of the Key Taxpayer Engagement (KTE) approach being rolled out by the ATO. KTE is a continuous whole of tax engagement approach being put in place with approximately 130 of the largest public businesses in Australia. Similarly, the business risk review rating given to BHP by Her Majesty’s Revenue and Customs (HMRC) in the United Kingdom includes ‘inherent moderate risk’ factors (being the lowest BHP can possibly achieve given our scale) and behavioural ‘low-risk’ factors (being the lowest regardless of scale). Tax agreements As part of our commitment to corporate citizenship, we seek to enter into agreements with revenue authorities about the amount of tax we should pay on our activities, in particular, on the pricing of intra-group transactions. This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities. We currently have no such agreements in place. We are in discussions with the ATO, the US Internal Revenue Service (IRS) and the HMRC in the United Kingdom on potential agreements in relation to our intra-group service charges. Tax disputes Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of taxation laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis. BHP Economic Contribution Report 2017 13

Our payments to governments

Payments made by country and level of government

The information on taxes paid by classification and country presented below has been prepared on the basis set out in the 'Basis of Report preparation' section of this Report. BHP has prepared this information in accordance with the UK Regulations. Our Report addresses BHP's reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The 'Basis of Report preparation' and 'Glossary' contain information about the content of our Report and form part of our Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**1,564.4**	**481.4**	**148.3**	**2,194.0**
Algeria [1]	**–**	**–**	**–**	**–**
Government of Algeria	–	–	–	–
Australia [2]	**1,159.7**	**495.3**	**42.1**	**1,697.2**
Government of Australia	1,159.7	495.3	42.1	1,697.2
State of Western Australia	–	–	–	–
Town of Port Hedland (Western Australia)	–	–	–	–
Shire of East Pilbara (Western Australia)	–	–	–	–
Shire of Ashburton (Western Australia)	–	–	–	–
Shire of Wiluna (Western Australia)	–	–	–	–
Shire of Leonara (Western Australia)	–	–	–	–
State of Queensland	–	–	–	–
Isaac Regional Council (Queensland)	–	–	–	–
Mackay Regional Council (Queensland)	–	–	–	–
State of New South Wales	–	–	–	–
Shire of Muswellbrook (New South Wales)	–	–	–	–
State of South Australia	–	–	–	–
State of Victoria	–	–	–	–
Central Highlands Regional Council	–	–	–	–
City of Kalgoorlie-Boulder	–	–	–	–
City of Rockingham	–	–	–	–
Other Australian Governments	–	–	–	–
Brazil	**86.8**	**–**	**10.5**	**97.3**
Government of Brazil	86.8	–	10.5	97.3
Canada	**12.3**	**–**	**–**	**12.3**
Government of Canada	12.6	–	–	12.6
Government of Saskatchewan	–	–	–	–
Rural Municipality of Leroy (Saskatchewan)	–	–	–	–
Rural Municipality of Prairie Rose (Saskatchewan)	–	–	–	–
Government of Ontario	–	–	–	–
Government of Quebec	–	–	–	–
Government of British Columbia	(0.3)	–	–	(0.3)
Other Canadian Governments	–	–	–	–
Chile [3]	**340.9**	**(14.0)**	**–**	**326.9**
Government of Chile	340.9	(14.0)	–	326.9
Municipalidad De Pozo Almonte	–	–	–	–
Municipalidad De Sierra Gorda	–	–	–	–
Municipalidad De Antofagasta	–	–	–	–
China	**0.8**	**–**	**–**	**0.8**
China Tax Bureau	0.8	–	–	0.8
Colombia	**1.0**	**–**	**–**	**1.0**
Government of Colombia	1.0	–	–	1.0
India	**0.1**	**–**	**–**	**0.1**
Government of India	0.1	–	–	0.1

Figures are rounded to the nearest decimal point.

(1) Production entitlements of 2.1 million barrels of oil equivalent (boe) paid in-kind.

(2) The corporate income tax paid in Australia in FY2017 was US$1.2 billion. In addition, we anticipate making final corporate income tax payments in CY2017 of approximately US$1.2 billion relating to FY2017 income. This will increase our total Australian corporate income tax payments for FY2017 to US$2.4 billion.

(3) Income and mining taxes are paid in Chile on a calendar year basis. However, for the purpose of this Report, taxes paid are included for BHP's financial year (1 July 2016 to 30 June 2017). For reference, income tax and specific tax on mining activities paid by Escondida and Pampa Norte for CY2016 amount to US$247 million and US$61 million respectively. Refunds of US$335 million were received during FY2017 primarily in relation to CY2015 Escondida payments which were included in the FY2016 net corporate income taxes paid to Chile of US$488.5 million.

14 BHP Economic Contribution Report 2017

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
2,115.0	**96.5**	**87.0**	**9.9**	**14.9**	**4,517.4**	**183.9**	**4,701.3**
–	**92.5**	**–**	**–**	**–**	**92.5**	**–**	**92.5**
–	92.5	–	–	–	92.5	–	92.5
1,911.4	**–**	**24.9**	**3.3**	**–**	**3,636.8**	**156.6**	**3,793.4**
111.9	–	3.9	–	–	1,813.0	(17.5)	1,795.5
1,028.9	–	14.7	3.3	–	1,046.9	79.0	1,125.9
–	–	–	–	–	–	3.8	3.8
–	–	–	–	–	–	2.5	2.5
–	–	–	–	–	–	0.4	0.4
–	–	–	–	–	–	0.8	0.8
–	–	–	–	–	–	0.7	0.7
636.8	–	3.4	–	–	640.2	46.1	686.2
–	–	0.1	–	–	0.1	9.1	9.1
–	–	–	–	–	–	0.5	0.5
90.3	–	2.0	–	–	92.3	9.1	101.4
–	–	–	–	–	–	0.4	0.4
43.5	–	0.9	–	–	44.4	8.6	53.0
–	–	–	–	–	–	10.0	10.0
–	–	–	–	–	–	3.0	3.0
–	–	–	–	–	–	0.1	0.1
–	–	–	–	–	–	0.1	0.1
–	–	–	–	–	–	0.2	0.2
–	**–**	**–**	**–**	**–**	**97.3**	**5.1**	**102.5**
–	–	–	–	–	97.3	5.1	102.5
–	**–**	**7.6**	**6.6**	**–**	**26.5**	**3.7**	**30.1**
–	–	0.1	–	–	12.7	0.8	13.5
–	–	7.4	5.9	–	13.3	0.1	13.4
–	–	–	0.4	–	0.4	2.6	2.9
–	–	–	0.2	–	0.2	–	0.2
–	–	–	–	–	–	0.1	0.1
–	–	–	0.2	–	0.2	–	0.2
–	–	–	–	–	(0.3)	–	(0.3)
–	–	–	–	–	–	0.1	0.1
–	**–**	**15.4**	**–**	**–**	**342.4**	**4.5**	**346.8**
–	–	15.3	–	–	342.3	3.0	345.3
–	–	–	–	–	–	0.3	0.3
–	–	–	–	–	–	0.6	0.6
–	–	0.1	–	–	0.1	0.6	0.7
–	**–**	**–**	**–**	**–**	**0.8**	**–**	**0.8**
–	–	–	–	–	0.8	–	0.8
–	**–**	**–**	**–**	**–**	**1.0**	**–**	**1.0**
–	–	–	–	–	1.0	–	1.0
–	**–**	**–**	**–**	**–**	**0.1**	**0.6**	**0.6**
–	–	–	–	–	0.1	0.6	0.6

BHP Economic Contribution Report 2017 15

Our payments to governments

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Indonesia	**–**	**–**	**–**	**–**
Government of Indonesia	–	–	–	–
Ministry of Finance	–	–	–	–
State Treasury	–	–	–	–
Japan	**(0.4)**	**–**	**–**	**(0.4)**
Government of Japan	(0.4)	–	–	(0.4)
Mexico	**–**	**–**	**–**	**–**
Government of Mexico	–	–	–	–
Netherlands	**–**	**–**	**–**	**–**
Government of Netherlands	–	–	–	–
Peru	**17.5**	**–**	**–**	**17.5**
Republica Del Peru	17.5	–	–	17.5
Singapore	**2.2**	**–**	**–**	**2.2**
Government of Singapore	2.2	–	–	2.2
South Africa	**1.4**	**–**	**–**	**1.4**
Government of South Africa	1.4	–	–	1.4
Switzerland	**1.5**	**–**	**–**	**1.5**
Government of Switzerland	1.5	–	–	1.5
Trinidad and Tobago (1)	**0.3**	**–**	**–**	**0.3**
Government of the Republic of Trinidad and Tobago	0.3	–	–	0.3
United Kingdom	**14.3**	**–**	**–**	**14.3**
Government of United Kingdom	14.3	–	–	14.3
City of Westminster	–	–	–	–
United States	**(73.8)**	**–**	**95.6**	**21.8**
Government of United States	(68.0)	–	–	(68.0)
U.S. Nuclear Regulatory Commission	–	–	–	–
US Department of the Interior	–	–	–	–
US Department of the Treasury	5.7	–	–	5.7
Arizona State Land Department	–	–	–	–
Department of Natural Resources (Louisiana)	–	–	–	–
State of Utah	–	–	–	–
State of Texas	(13.0)	–	72.4	59.4
State of Louisiana	2.0	–	15.7	17.7
State of Arkansas	–	–	7.0	7.0
State of New Mexico	(0.5)	–	–	(0.5)
State of Arizona	–	–	–	–
State of California	–	–	–	–
Commissioner for the Texas General Land Office	–	–	–	–
Railroad Commission of Texas	–	–	0.5	0.5
Karnes County (Texas)	–	–	–	–
McMullen County (Texas)	–	–	–	–
Montgomery County (Texas)	–	–	–	–
Atascosa County (Texas)	–	–	–	–
Aldine Independent School District (Texas)	–	–	–	–
White County (Arkansas)	–	–	–	–
Navajo Nation Council	–	–	–	–

Figures are rounded to the nearest decimal point.
(1) Production entitlements of 0.1 million boe paid in-kind.

16 BHP Economic Contribution Report 2017

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
0.4	**–**	**–**	**–**	**–**	**0.4**	**1.7**	**2.1**
–	–	–	–	–	–	1.7	1.7
0.1	–	–	–	–	0.1	–	0.1
0.3	–	–	–	–	0.3	–	0.3
–	**–**	**–**	**–**	**–**	**(0.4)**	**–**	**(0.4)**
–	–	–	–	–	(0.4)	–	(0.4)
–	**–**	**0.1**	**–**	**–**	**0.1**	**–**	**0.1**
–	–	0.1	–	–	0.1	–	0.1
–	**–**	**0.3**	**–**	**–**	**0.2**	**–**	**0.3**
–	–	0.3	–	–	0.2	–	0.3
–	**–**	**0.6**	**–**	**–**	**18.0**	**–**	**18.0**
–	–	0.6	–	–	18.0	–	18.0
–	**–**	**–**	**–**	**–**	**2.2**	**0.2**	**2.4**
–	–	–	–	–	2.2	0.2	2.4
–	**–**	**–**	**–**	**–**	**1.4**	**–**	**1.4**
–	–	–	–	–	1.4	–	1.4
–	**–**	**–**	**–**	**–**	**1.5**	**–**	**1.5**
–	–	–	–	–	1.5	–	1.5
–	**4.0**	**20.4**	**–**	**3.6**	**28.3**	**–**	**28.3**
–	4.0	20.4	–	3.6	28.3	–	28.3
–	**–**	**–**	**–**	**–**	**14.3**	**4.2**	**18.6**
–	–	–	–	–	14.3	1.4	15.7
–	–	–	–	–	–	2.8	2.8
203.3	**–**	**17.8**	**–**	**11.3**	**254.1**	**7.3**	**261.4**
–	–	–	–	–	(68.0)	–	(68.0)
–	–	0.2	–	–	0.2	–	0.2
160.6	–	14.0	–	11.2	185.8	–	185.8
–	–	–	–	–	5.8	0.6	6.4
–	–	0.6	–	–	0.6	–	0.6
2.0	–	–	–	–	2.0	–	2.0
–	–	0.1	–	–	0.1	–	0.1
–	–	–	–	–	59.4	0.3	59.7
–	–	0.2	–	–	18.0	1.5	19.5
–	–	–	–	–	7.0	–	7.0
–	–	–	–	–	(0.5)	–	(0.5)
–	–	0.4	–	–	0.4	–	0.4
–	–	–	–	–	–	–	0.1
40.6	–	2.1	–	0.2	43.0	–	43.0
–	–	–	–	–	0.5	–	0.5
–	–	–	–	–	–	0.4	0.4
–	–	–	–	–	–	2.5	2.5
–	–	–	–	–	–	0.5	0.5
–	–	–	–	–	–	0.2	0.2
–	–	–	–	–	–	0.3	0.3
–	–	–	–	–	–	1.0	1.0
–	–	–	–	–	–	0.1	0.1

BHP Economic Contribution Report 2017 **17**

Our payments to governments

Payments made on a project-by-project basis

Taxes paid by classification and project presented in this section have been prepared on the basis set out in the 'Basis of Report preparation' section of this Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**1,564.4**	**481.4**	**148.3**	**2,194.0**
Petroleum	**237.4**	**456.7**	**138.2**	**832.3**
Australia Production Unit – Western Australia	183.9	155.1	–	339.1
Australia Production Unit – Victoria	–	22.6	–	22.6
Bass Strait	(4.3)	278.9	–	274.6
North West Shelf	148.7	–	42.1	190.8
Gulf of Mexico	(10.9)	–	–	(10.9)
North America Shale (Fayetteville)	–	–	7.0	7.0
North America Shale (Haynesville)	(63.0)	–	88.1	25.1
North America Shale (Permian Basin, Eagle Ford)	–	–	0.5	0.5
Trinidad and Tobago Production Unit [1]	0.7	–	–	0.7
Algeria Joint Interest Unit [2]	(45.3)	–	–	(45.3)
UK Production Unit	9.6	–	–	9.6
Head Office – BHP Billiton Petroleum International Pty Ltd	14.6	–	–	14.6
Head Office – BHP Billiton Brasil Investimentos Ltda	0.2	–	–	0.2
Closed Mines	(0.1)	–	–	(0.1)
Other	3.3	–	0.5	3.8
Minerals Americas	**451.8**	**(14.0)**	**10.0**	**447.9**
Escondida	307.9	(14.0)	–	293.9
Pampa Norte	32.5	–	–	32.5
New Mexico Coal	(3.8)	–	–	(3.8)
Potash	6.6	–	–	6.6
Exploration – Minerals Americas	4.2	–	–	4.2
Head Office – RAL Cayman Inc	17.5	–	–	17.5
Head Office – BHP Billiton Brasil Ltda	87.0	–	10.0	97.0
Minerals Australia	**795.2**	**38.7**	**–**	**833.8**
Western Australia Iron Ore	924.8	38.7	–	963.5
Olympic Dam	61.0	–	–	61.0
New South Wales Energy Coal	–	–	–	–
Exploration – Minerals Australia	2.1	–	–	2.1
IndoMet	–	–	–	–
Queensland Coal [3]	(186.7)	–	–	(186.7)
Nickel West	(9.9)	–	–	(9.9)
Head Office – BHP Billiton MetCoal Holdings Pty Ltd	3.8	–	–	3.8
Group & Unallocated	**80.0**	**–**	**–**	**80.0**
Corporate	76.2	–	–	76.2
Marketing	3.9	–	–	3.9

Figures are rounded to the nearest decimal point.

(1) Production entitlements of 0.1 million boe paid in-kind.

(2) Production entitlements of 2.1 million boe paid in-kind.

(3) Royalties, fees and other payments made by BHP Billiton Mitsubishi Alliance Coal Operations Pty Ltd have been included in total payments to the extent of BHP's ownership of the operating entity, being 50 per cent.

18 BHP Economic Contribution Report 2017

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
2,115.0	**96.5**	**87.0**	**9.9**	**14.9**	**4,517.4**	**183.9**	**4,701.3**
315.2	**96.5**	**38.4**	**0.2**	**14.9**	**1,297.5**	**25.8**	**1,323.3**
–	–	0.5	–	–	339.6	5.8	345.4
–	–	–	–	–	22.6	–	22.6
–	–	–	–	–	274.6	12.2	286.8
111.9	–	0.3	–	–	303.0	(0.1)	302.9
159.1	–	14.1	–	11.2	173.4	1.5	174.9
0.5	–	–	–	–	7.5	1.0	8.5
43.7	–	2.2	–	0.2	71.2	2.9	74.0
–	–	0.2	–	–	0.7	1.7	2.4
–	4.0	20.4	–	3.6	28.7	–	28.7
–	92.5	–	–	–	47.2	–	47.2
–	–	–	–	–	9.6	–	9.6
–	–	–	–	–	14.6	–	14.6
–	–	–	–	–	0.2	0.2	0.4
–	–	0.6	0.2	–	0.7	0.1	0.8
–	–	0.1	–	–	3.9	0.6	4.5
–	**–**	**24.3**	**6.4**	**–**	**478.5**	**12.6**	**491.1**
–	–	10.7	–	–	304.6	3.2	307.9
–	–	2.2	–	–	34.7	1.1	35.8
–	–	–	–	–	(3.8)	0.1	(3.7)
–	–	7.4	6.4	–	20.5	3.6	24.0
–	–	3.9	–	–	8.1	0.1	8.2
–	–	–	–	–	17.5	–	17.5
–	–	–	–	–	97.0	4.4	101.4
1,799.9	**–**	**24.1**	**3.3**	**–**	**2,661.1**	**129.3**	**2,790.4**
1,013.1	–	10.3	3.3	–	1,990.2	51.8	2,042.1
43.5	–	2.1	–	–	106.6	(3.0)	103.6
90.3	–	4.2	–	–	94.5	9.8	104.3
–	–	–	–	–	2.1	–	2.1
0.4	–	–	–	–	0.4	1.7	2.1
636.8	–	3.6	–	–	453.7	73.6	527.3
15.8	–	3.9	–	–	9.8	(6.7)	3.1
–	–	–	–	–	3.8	2.0	5.8
–	**–**	**0.3**	**–**	**–**	**80.3**	**16.2**	**96.5**
–	–	–	–	–	76.2	21.2	97.3
–	–	0.3	–	–	4.1	(5.0)	(0.8)

BHP Economic Contribution Report 2017 19

Tax and our 2017 Financial Statements

Tax expense

Why is the tax expense in your Financial Statements different to the amount of tax paid you disclose in this Report?

The numbers are different because they are calculated at different times for different purposes.

The income tax expense recorded in our Financial Statements reflects the impact on our financial position at the end of the financial year. It is designed to give shareholders an indication of the amount of tax the Group expects to pay for the activities undertaken during that financial year, so they can assess the impact tax may have on the financial position of the Group. For a number of reasons, this number does not represent the actual cash tax paid during that financial year. For example, cash tax paid during that financial year may include payments or refunds relating to the prior financial year, but may exclude final payments or refunds that occur after the end of the financial year.

Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period. These differences are commonly known as 'deferred taxation'.

Income tax expense may also be impacted by items that don't result in an immediate outlay of cash, such as provisions for uncertain tax positions.

How do the numbers reported here reconcile to the tax expense in your financial report?

The income tax and royalty-related taxation paid reported in this Report is included in section 5.1.4 Consolidated Cash Flow Statement in the Annual Report 2017, presented as net income tax and royalty-related taxation refunded of US$501 million, net income tax and royalty-related taxation paid of US$2,585 million and US$39 million included in changes in assets and liabilities. These also reconcile to the tax expense, presented on an accrual basis, in note 5 'Income tax expense' in section 5 in the Annual Report 2017, as shown below.

Effective tax rate

What is your effective tax rate and how is it calculated?

The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax.

Two measures of effective tax rate are commonly used:

1. Statutory effective tax rate, calculated as the Group's total taxation expense and divided by the Group's accounting profit.
2. Corporate effective tax rate, calculated as the Group's total income tax expense divided by the Group's accounting profit. This excludes the impact of royalty-related taxation (such as Petroleum Resource Rent Tax in Australia).

Global and Australian outcomes for FY2017 for these effective tax rate measures are shown below.

	Global %	Australia %
Statutory effective tax rate	39.7	36.1
Corporate effective tax rate	38.1	34.5

What is your adjusted effective tax rate?

We also report adjusted effective tax rates, which exclude the influence of exchange rate movements and exceptional items, because we believe this gives a clearer view of our ongoing contribution and how it changes over time. Our globally adjusted effective tax rate for FY2017 was 34.0 per cent. It is reconciled to the statutory effective tax rate shown below.

	2017		
	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	10,322	4,100	39.7
Adjusted for:			
Exchange rate movements	–	(88)	
Exceptional items[1]	763	(243)	
Adjusted effective tax rate	**11,085**	**3,769**	**34.0**

(1) Exceptional items after tax include cancellation of the Caroona exploration licence of US$115 million, Samarco dam failure costs of US$381 million, Escondida industrial action of US$367 million and withholding tax on Chilean dividends of US$373 million paid while a concessional tax rate was available.

Why is your effective tax rate not the same as the corporate tax rate?

The tax rate (from which the effective tax rate is derived) is different in each country in which we operate. That tax rate applies to the taxable profits derived in that country, and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country.

Reconciliation of taxes paid to tax expense



US$M
5,000
4,000
3,000
2,000
1,000
0
2,046
154
1,924
124
40
4,288
(188)
4,100
Corporate income tax and royalty-related taxes that have been paid and received in FY2017 on a cash basis
Tax refunds from prior periods that were received in FY2017
Tax payments that will be made in subsequent periods
Taxes paid in kind (non-cash). This covers product (such as barrels of oil) provided to governments in lieu of cash payments, in respect of the current period
Other: for example, provisions for uncertain tax positions
Current tax expense
Deferred tax raising from differences between accounting and tax treatments[1]
Total tax expense (current and deferred tax expense)

(1) Material differences include timing of depreciation deductions and carry-forward of tax losses.

A reconciliation from accounting profit to income tax expense is presented in note 5 'Income tax expense' in section 5 in the Annual Report 2017.

20 BHP Economic Contribution Report 2017

Basis of Report preparation This Report has been prepared in accordance with UK Regulations. Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended 30 June 2017. This Report includes all such amounts paid and received by BHP in respect of each of our operations. For our controlled operations, amounts included in our total payments to governments are 100 per cent of the operations’ payments to governments. For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP and, in the case of BHP Billiton Mitsubishi Alliance (BMA), 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership. For our investments in joint ventures and associates that are equity accounted by BHP, no amounts have been included in our total payments to governments as BHP is not the operator and does not make payments on behalf of the operation. For information purposes, 100 per cent of the payments made by our significant equity accounted investments have been shown on page 4 even though no amounts have been included in our total payments to governments. Taxes, royalties and other payments, both cash and in-kind (non-cash), to governments, net of refunds, are collectively referred to in this Report as ‘Total payments to governments’ and include the following payment categories: Corporate income taxes Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes on dividends, interest and royalties. Royalty-related income taxes Payments to governments in relation to profits from the extraction of natural resources, including Petroleum Resource Rent Tax (PRRT) in Australia and Specific Tax on Mining Activities (STMA) in Chile. Royalty-related income taxes are presented as income tax in section 5.1.1 Consolidated Income Statement in the Annual Report 2017. Taxes levied on production Payments to governments in relation to crude excise, carbon tax and severance tax on the extraction of natural resources. Taxes levied on production are presented as expenses, not income tax, in section 5.1.1 Consolidated Income Statement in the Annual Report 2017. Royalties Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in section 5.1.1 Consolidated Income Statement in the Annual Report 2017. Royalty-related income taxes are excluded from Royalties. Production entitlements Payments to governments entitled to a share of production under production sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government. Fees Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions. Payments for infrastructure improvements Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities. Dividend payments Payments to governments with ownership interests in specific assets; not payments to governments as holders of ordinary shares in BHP. There were no dividend payments to governments for the year ended 30 June 2017. Signature, discovery or production bonuses Payments to governments upon signing an oil and gas lease, when discovering natural resources, and/or when production has commenced. Other payments Payments to governments under other legislated tax rules such as payroll tax, fringe benefits tax, customs and excise duties, property tax, land tax, stamp duties, and black lung tax. These payments are not specifically required to be disclosed by the UK Regulations. Excluded amounts The following are not included in total payments to governments: Taxes collected Tax payments made to governments on behalf of our employees. Indirect taxes Tax payments made to, or received from, governments in the nature of sales tax, value added tax and goods and services tax. Penalties and interest Payments to governments resulting from the imposition of penalties, fees or interest. Other Certain payments, whether made as a single payment or as a series of related payments below US$100,000 (being a lower amount than the 86,000 threshold set out in the UK Regulations). Projects Payments made on a project-by-project basis (‘Payments made on a project-by-project basis’ section of this Report) present payments by entity when not specifically attributable to a project. Payments in relation to Corporate Head Office and Marketing and Supply Offices have been included in the Total payments to governments as defined by the UK Regulations. The payments are not attributable to specific projects. Corporate Head Office and Marketing and Supply Offices comprise functional support for the Group that in FY2017 consists entirely of projects that undertake relevant activities as defined by the UK Regulations. The ‘Payments made on a project-by-project basis’ section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include the following: losses from one entity can be offset against taxable income of another entity within the same tax consolidated group; only the head entity of a tax consolidated group is liable to make corporate income tax payments to the Australian Tax Office (ATO); typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO amongst entities within the Australian tax consolidated group. Reporting currency All payments to governments on pages 14 to 19 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment. BHP Economic Contribution Report 2017 21

Glossary Australian adjusted effective tax and royalty rate Total Australian taxation expense excluding exceptional items and exchange movements included in taxation expense plus royalty expense divided by Profit before taxation, royalties and exceptional items. Australian adjusted effective tax rate Total Australian taxation expense excluding exceptional items and exchange movements included in taxation expense divided by Profit before taxation and exceptional items. BHP or the Group BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries. Current tax expense The amount of corporate income tax and royalty-related income tax and production entitlements currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years. Deferred tax expense The amount of corporate income tax and royalty-related income tax and production entitlements attributable to the current year but payable in future years provided using the balance sheet liability method. Global adjusted effective tax and royalty rate Total taxation expense excluding exceptional items and exchange movements included in taxation expense plus royalty expense divided by Profit before taxation, royalties and exceptional items. Global adjusted effective tax rate Total taxation expense excluding exceptional items and exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items. Government Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking). Income tax expense The total of current tax expense and deferred tax expense. Low-tax jurisdictions In classifying which countries are ‘low-tax jurisdictions’, we have applied the list of so-called ‘tax haven’ countries released by the European Commissioner on 17 June 2015. This list comprises those so-called ‘tax haven’ countries that were included on the list of at least 10 individual countries of the European Union. The countries included on this list originally were: Andorra, Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Brunei, Cayman Islands, Cook Islands, Grenada, Guernsey, Hong Kong, Liberia, Liechtenstein, Maldives, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Nieu, Panama, Seychelles, St Kitts and Nevis, St Vincent and the Grenadines, Turks and Caicos, US Virgin Islands and Vanuatu. This list does not include Singapore. We will continue to monitor international developments in this area, particularly the EU process to identify and address third country jurisdictions that fail to comply with tax good governance standards. The agreed list is due to be released in late CY2017. Project Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are ‘substantially interconnected’ they may be considered a project. For these purposes ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. Report The Report has been prepared for BHP’s financial year from 1 July 2016 to 30 June 2017. UK Regulations The Reports to Payments to Governments Regulations 2014, as amended by the Reports on Payments to Governments (Amendment) Regulations 2015. The UK Regulations implement the EU Accounting Directive (Chapter 10, Directive 2013/34/EU, extended by Directive 2013/50/EU) in the United Kingdom. 22 BHP Economic Contribution Report 2017

Independent auditor’s report to the Directors of BHP Billiton Plc and BHP Billiton Limited Opinion In our opinion, the Total payments to governments of US$4,701.3 million (‘Total payments to governments’) as presented in the ‘Our payments to governments’ section of BHP’s (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) Economic Contribution Report 2017 (‘the Report’) is prepared, in all material respects, in accordance with the Basis of Report preparation set out in the ‘Basis of Report preparation’ section of the Report (‘the Basis of Report preparation’). Basis for opinion We performed an audit in order to express an opinion as to whether the Total payments to governments was prepared in accordance with the Basis of Report preparation. We conducted our audit in accordance with Australian Auditing Standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the Total payments to governments section of this auditor’s report. Emphasis of matter – Basis of Report preparation The Basis of Report preparation contained in the ‘Basis of Report preparation’ section of the Report is of such importance that it is fundamental to your understanding of the Total payments to governments. This has not caused us to modify our opinion. Other Information Other Information is financial and non-financial information in the Report which is provided in addition to the Total payments to governments and this auditor’s report. BHP is responsible for the Other Information. Our opinion on the Total payments to governments does not cover the Other Information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon. In connection with our audit of the Total payments to governments, our responsibility is to read the Other Information. In doing so, we consider whether the Other Information is materially inconsistent with the Total payments to governments or our knowledge obtained in the audit, or otherwise appears to be materially misstated. We are required to report if we conclude that there is a material misstatement of this Other Information, and based on the work we have performed on the Other Information that we obtained prior to the date of this auditor’s report we have nothing to report. BHP’s responsibility BHP is responsible for: the preparation and presentation of the Report; establishing a framework in which the Total payments to governments and other related information in the Report has been prepared; determining that the framework as set out in the Basis of Report preparation meets its needs; establishing internal controls and processes that enable the preparation and presentation of the Report that is free from material misstatement, whether due to fraud or error. Auditor’s responsibilities for the audit of the Total payments to governments Our objective is to: obtain reasonable assurance about whether the Total payments to governments was prepared in accordance with the Basis of Report preparation; issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists. As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: identify and assess the risks of material misstatement of the Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for the auditor’s opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; evaluate the appropriateness of the Basis of Report preparation used and related disclosures made by BHP; obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BHP’s internal control; obtain sufficient appropriate audit evidence to express an opinion whether the Total payments to governments was prepared in accordance with the Basis of Report preparation. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for the audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that the auditor identifies during the audit. Use of this auditor’s report This auditor’s report has been prepared for BHP in accordance with our engagement letter and is intended solely for the Directors of BHP. We disclaim any assumption of responsibility for any reliance on this auditor’s report, or on the Report to which it relates, to any person other than the Directors of BHP, or for any other purpose than that for which it was prepared. Independence In conducting our audit, we have complied with the independence requirements of the Accounting Professional and Ethical Standards Board. KPMG Melbourne 7 September 2017 KPMG, (‘KPMG an International’), Australian partnership a Swiss entity. and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative Liability limited by a scheme approved under Professional Standards Legislation. BHP Economic Contribution Report 2017 23

Corporate Directory BHP Registered Offices BHP Billiton Limited Australia 171 Collins Street Melbourne VIC 3000 Telephone Australia 1300 55 47 57 Telephone International +61 3 9609 3333 Facsimile +61 3 9609 3015 BHP Billiton Plc United Kingdom Nova South, 160 Victoria Street London SW1E 5LB Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111 Group Company Secretary Margaret Taylor Share Registrars and Transfer Offices Australia BHP Billiton Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal address – GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: investorcentre.com/bhp United Kingdom BHP Billiton Plc Registrar Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE Postal address (for general enquiries) The Pavilions, Bridgwater Road Bristol BS99 6ZZ Telephone +44 344 472 7001 Facsimile +44 370 703 6101 Email enquiries: investorcentre.co.uk/contactus BHP Corporate Centres Chile Cerro El Plomo 6000 Piso 18 Las Condes 7560623 Santiago Telephone +56 2 2579 5000 Facsimile +56 2 2207 6517 United States Our agent for service in the United States is Jennifer Lopez-Burkland at: 1500 Post Oak Boulevard, Suite 150 Houston, TX 77056-3020 Telephone +1 713 961 8500 Facsimile +1 713 961 8400 South Africa BHP Billiton Plc Branch Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers 15 Biermann Avenue Rosebank 2196, South Africa Postal address – PO Box 61051 Marshalltown 2107 Telephone +27 11 373 0033 Facsimile +27 11 688 5217 Email enquiries: web.queries@computershare.co.za Holders of shares dematerialised into Strate should contact their CSDP or stockbroker. New Zealand Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna Auckland 0622 Postal address – Private Bag 92119 Auckland 1142 Telephone +64 9 488 8777 Facsimile +64 9 488 8787 Marketing and Supply Office Singapore 10 Marina Boulevard, #50-01 Marina Bay Financial Centre, Tower 2 Singapore 018983 Telephone +65 6421 6000 Facsimile +65 6421 7000 United States Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 Postal address – PO Box 43078 Providence, RI 02940-3078 Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 312 601 4331 ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 Telephone +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank@shareholders-online.com Website: citi.com/dr How to access information on BHP BHP produces a range of publications, which are available online at bhp.com. If you are a shareholder, you can also elect to receive a paper copy of the Annual Report through the Share Registrar (above). Latest news, Reports and presentations Company overview (including Our Charter, structure and governance) Subscribe to receive news alerts sent directly to your email address youtube. linkedin.com/company/bhp com/bhp twitter.com/bhp Annual 2017 Report Sustainability Report 2017 24 BHP Economic Contribution Report 2017

Front cover image – Tokyo, Japan.

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